Exhibit 99.3

EF001

Disclaimer

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement.

Cash Dividend Announcement for Equity Issuer

Instrument	Equity issuer

Issuer name	PetroChina Company Limited

Stock code	00857

Multi-counter stock code and currency	☑ Not applicable

Other related stock code(s) and name(s)	☑ Not applicable

Title of announcement	Final Dividend for the Year Ended 31 December 2021

Announcement date	09 June 2022

Status	Update to previous announcement

Reason for the update / change	Update on information relating to the exchange rate

Information relating to the dividend

Dividend type	Final

Dividend nature	Ordinary

For the financial year end	31 December 2021

Reporting period end for the dividend declared	31 December 2021

Dividend declared	RMB 0.09622 per 1 share

Date of shareholders’ approval	09 June 2022

Information relating to Hong Kong share register

Default currency and amount in which the dividend will be paid	HKD 0.11311 per 1 share

Exchange rate	RMB 1 : HKD 1.17556

Ex-dividend date	20 June 2022

Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend	21 June 2022 16:30

Book close period	From 22 June 2022 to 27 June 2022

Record date	27 June 2022

Payment date	29 July 2022

Share registrar and its address	Hong Kong Registrars Limited
Shops 1712-1716
Hopewell Centre
183 Queen’s Road East
Address line 4

EF001

	Wanchai

	Hong Kong

Information relating to withholding tax
Details of withholding tax applied to the dividend declared

Details of withholding tax (including type of shareholders and applicable tax rates) applied to the dividends declared of H shares are set out in the table below. In addition, for individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the circular of State Administration of Taxation on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For further details, please refer to the section headed “Distribution Plan for the Final Dividend for 2021” in the annual results announcement of the Company dated 31 March 2022.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

	Type of shareholders	Tax rate	Other relevant information (if any)
	Enterprise - non-resident i.e. registered address outside PRC	10%

The Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax.

	Individual - non-resident i.e. registered address outside PRC	10%

The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%.

	Individual - non-resident i.e. registered address outside PRC	20%

For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

EF001

	Others (please specify: ) Mainland investors (excluding enterprises) from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect	20%

For dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. For dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors.

Information relating to listed warrants / convertible securities issued by the issuer
Details of listed warrants / convertible securities issued by the issuer	☑ Not applicable ☐ To be announced

Other information

Other information	☑ Not applicable

Directors of the issuer
As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

3